Mail Stop 4561

Via fax (469) 357-6566

June 8, 2007

Michael E. McGrath
President and CEO
i2 Technologies, Inc.
One i2 Place
11701 Luna Road
Dallas, TX 75234

> **Re:** **i2 Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **Form 8-K Filed May 1, 2007**
> **File No. 000-50327**

Dear Mr. McGrath:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

1. Tell us how you considered substantially revising your MD&A Introduction to disclose management's perspective on and analysis of your business. In this regard, consider using your "Overview" section to provide an executive level

overview of the Company that provides context for the remainder of the MD&A discussion. For example, identify the factors that your Company's executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing your Company and how management is dealing with these issues. For example, we note that the Company's revenues have steadily declined over the past five fiscal years. Your current Revenues disclosures indicate that these declines are due to "variability in the timing of recognition of revenue" or the fact that contract revenue is not indicative of current performance as it reflects the recognition of deferred revenues for which cash was collected in prior periods. These disclosures do not provide the investor with adequate insight as the quality of the Company's earnings and cash flows. For instance, your discussion should more clearly indicate the extent to which changes in revenues are due to changes in prices or changes in the volume of the products sold or services provided. Is the Company facing pricing pressures? Has the volume of purchases decreased? If the current contract revenues are not indicative of current performance, then how does management measure current performance? Have the numbers of contracts declined such that future operations will be significantly impacted? We refer you to Release 33-8350 on our website at www.sec.gov for guidance.

Application of Critical Accounting Polices and Accounting Estimates, page 28

2.   We note your disclosure of critical accounting policies and it appears that the disclosure related to revenue recognition is similar to your accounting policies in the notes to your financial statements. Critical accounting policies are meant to supplement, not duplicate, the description of accounting policies in the footnotes. Your critical accounting policy discussion should describe how estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. You should also provide quantitative as well as qualitative information when information is reasonably available. Refer to SEC Release 33-8350 and 33-8040.

Revenue, page 32

3.   On page 33, you indicate that your total revenue decreased by approximately $57.2 million or 17% in 2006 from prior year 2005. You also indicate that the decrease is due to variability in the timing of revenue recognition from software solutions under SOP 81-1 and the Company expects this variability to continue. Your explanation appears to be overly vague and does not clearly explain the reason for the decrease. Please supplementally tell us each source that contributed to this significant decrease in your revenue. Refer to Section III. D of SEC Release 33-6835 and Section III.B.3 of Release 33-8350.

Operating Expenses, page 36

4.   We note your disclosures on page 37 where you indicate that the decrease in general and administrative expenses reflects an accrual made in 2005 of approximately $10.0 million for the estimated settlement of certain outstanding contingent liabilities. Please tell us what contingent liabilities this accrual relates to and tell us whether such amounts were subsequently paid and when. If the amounts are still outstanding, then tell us how you determined such accrual was appropriate in fiscal 2005.

Item 9A. Controls and Procedures, page 43

5.   We note that the Company's CEO and CFO concluded that your disclosure controls and procedures were effective in that "they were designed to provide reasonable assurance that information required to be disclosed by [your] company in the reports [you] file or submit under the Exhange Act is recorded, processed and summarized and reported within the time periods specified in the rules and forms of the SEC." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Consolidated Statements of Operations and Comprehensive Income, page F-3

6.   It appears from your revenue recognition policy footnote that software solutions revenues include revenues from product sales accounted for pursuant to SOP 97-2 as well as revenues from products and services included in contracts accounted for pursuant to SOP 81-1. Please confirm. Please explain how you considered Rule 5-03(b) of Regulation S-X in determining that it is appropriate to include product and service revenues in a single line item on your Statement of Operations. Also, tell us how you considered amending your presentation to include separate revenue, and related cost of revenue, line item for bundled

arrangements that are accounted for pursuant to SOP 81-1, (which include both products and services) along with a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Revenue Recognition, page F-9

7.   We note your disclosures on page F-9 where you indicate that the fair value of maintenance is established based on renewal rates. Please tell us whether the renewal rates are stated in the contract. If so, tell us what percentage of your customers actually renew at the contractually stated rates and tell us how you considered paragraph 57 of SOP 97-2 in determining that such rates are substantive. If the renewal rates are not stated in the contract, then please describe the process you use to evaluate the various factors that effect your VSOE. Also, address the issue that if the renewal rates vary from customer to customer, how you can reasonably estimate fair value. We refer you to paragraph 10 of SOP 97-2.

8.   We note your disclosures on page F-9 where you indicate that service revenues includes "fees received to customize or enhance a previously purchased licensed product that result from arrangements negotiated and executed subsequent to the license arrangement." It appears from this statement that the Company accounts for the license contract and the service contract separately. Please confirm. In this regard, tell us how you considered TPA 5100.39 in determining that these are two separate arrangements versus a single contract accounted for pursuant to SOP 81-1.

9.   We note that your maintenance revenues include the rights to upgrades and new releases. Please explain the difference between upgrades and new releases. Also, tell us whether these are specified or unspecified upgrade rights and tell us how you considered the guidance in paragraphs 36 – 38 and 56 of SOP 97-2 in accounting for such rights.

Note 6: Borrowings and Debt Issuance Costs

5% Senior Convertible Notes, page F-14

10.   We note that you issued an aggregate amount of $86.3 million of 5% Senior
        Convertible Notes and concurrently with the issuance of these Notes, you issued
        warrants. We also note in your disclosure that you concluded that a portion of the
        conversion option and a portion of the liquidating damages provisions were
        derivatives that should be recorded as a liability and that the warrants should be
        reflected in Stockholder's deficit. Tell us what you mean by "a portion" of the
        conversion option and "a portion" of the liquidating damages. Is there a portion
        of these instruments that are not considered derivatives? Please explain. Also,
        tell us specifically how you applied the guidance under EITF 00-19 and SFAS
        133 in evaluating whether the debt conversion features of the Notes were
        embedded derivatives that should be bifurcated from the debt host and tell us
        how you applied this guidance in determining the classification of the warrants.
        Please provide analysis supporting your accounting. We further note that you
        valued the derivatives using the Black-Scholes model and concluded they were
        immaterial. Tell us the assumptions used in your valuation at each balance sheet
        date and tell us how you determined such amounts were not material.

Note 13: Income Taxes, page 30

11.   We note that you have accrued $7.5 million in tax contingency reserves for tax
        positions you have taken during tax years that remain open for examination by tax
        authorities. Please tell us in which periods you recorded these reserves. Please
        explain to us the nature of these contingencies and indicate when you expect such
        matters to be resolved. Also, tell us what consideration you have given to
        disclosing such information in your filings. Also, we note from the disclosures in
        the Company's March 31, 2007 Form 10-Q that there were no adjustments
        necessary upon the adoption of FIN 48. Please explain how you applied the
        guidance in FIN 48 to these tax positions.

Note 14: Segment Information, International Operations and Concentrations, page F-32

12.   We note from your disclosure that you do business in the Middle East. Please
        advise us of all the countries in the Middle East in which you operate and do
        business.

Form 8-K Filed May 1, 2007

13.   We note your use of non-GAAP measures in the Form 8-K filed on May 1, 2007
      which excludes a number of recurring items such as stock option expense and
      contract revenue. Tell us how you considered Question 8 of Frequently Asked
      Questions Regarding the Use of Non-GAAP Financial Measures to include the
      following disclosures for each of your non-GAAP measures:

      - the manner in which management uses the non-GAAP measure to conduct or
        evaluate its business;
      - the economic substance behind management's decision to use such a measure;
      - the material limitations associated with use of the non-GAAP financial
        measure as compared to the use of the most directly comparable GAAP
        financial measure;
      - the manner in which management compensates for these limitations when
        using the non-GAAP financial measure; and
      - the substantive reasons why management believes the non-GAAP financial
        measure provides useful information to investors.

      In this regard, we believe you should further enhance your disclosures to comply
      with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related
      FAQ to demonstrate the usefulness of your non-GAAP financial measures which
      excludes certain recurring items, especially since these measures appear to be
      used to evaluate performance. Your current disclosures regarding the reasons for
      presenting these non-GAAP measures appear overly broad considering that
      companies and investors may differ as to which items warrant adjustment and
      what constitutes core operating results.

      As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of
Regulation S-T. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with any amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing any amendment and your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at (202) 551-3481 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief